Exhibit 99.1

News Release

PartnerRe Ltd. Reports First Quarter 2022 Results

▪Operating income improved by $132 million to $174 million for an annualized operating return on equity of 9.9%, an increase of 7.4 points compared to the first quarter of 2021. Net loss attributable to common shareholder of $539 million, driven by unrealized losses of $821 million on fixed maturities and short-term investments resulting from increases in interest rates
▪Non-life saw a 12.0 point improvement year-over-year, with a combined ratio of 84.7% and an underwriting profit of $199 million
▪Cash provided by operating activities for the first quarter was $383 million, an increase of 3.8% compared to the first quarter of 2021
▪Strong solvency position at December 31, 2021 with a Bermuda Solvency Capital Requirement ratio of 301% for the group
PEMBROKE, Bermuda, May 19, 2022 - PartnerRe Ltd. ("the Company") today reported a net loss attributable to common shareholder of $539 million for the first quarter of 2022, compared to a net loss of $66 million for the same period of 2021.
Operating income was $174 million for the first quarter of 2022, compared to operating income of $42 million for the same period of 2021. Operating income for the first quarter of 2022 improved over the same period of 2021 as a result of improvements in the underwriting results for both non-life segments.
PartnerRe President and Chief Executive Officer Jacques Bonneau commented, “On the back of a successful January 1st renewal and benefiting from our disciplined focus on profitable growth, we had an improved underwriting result for the first quarter of 2022, which led to the strong improvement in operating income. We continued to grow our premium base where rates are attractive, particularly in casualty and professional lines. With an annualized operating return on equity of 9.9% and an improvement in our non-life combined ratio of 12 points year-over-year, it is clear that our continuous focus on underwriting profitability provides PartnerRe the stability that our clients, capital partners and shareholder expect, despite a challenging macroeconomic and geopolitical backdrop.

Operating income is a non-GAAP financial measure. See "Non-GAAP Financial Measures - Regulation G" for a reconciliation of non-GAAP measures.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release
The industry continues to be impacted by increases in interest rates. While mark-to-market investment losses on fixed maturities, which we include in net income, were the sole driver of our net loss for the quarter, management's approach of holding most of our fixed maturity investments to their maturity means that changes in interest rates do not immediately put our capital at risk."
Highlights for the first quarter of 2022 compared to the same period of 2021 are included below.
Non-Life:
▪Non-life net premiums written were up 17% for the first quarter of 2022 compared to the same period of 2021, driven by the P&C segment, which increased by 24% due to favorable premium adjustments from prior underwriting years and growth in the current underwriting year.
▪The Non-life underwriting profit was $199 million (combined ratio of 84.7%) for the first quarter of 2022. This compares to Non-life underwriting profit of $40 million (combined ratio of 96.7%) for the first quarter of 2021.
▪Large losses, net of retrocession and reinstatement premiums, were $86 million for the first quarter of 2022, and included $36 million related to the Australian floods and $50 million related to the ongoing conflict between Russia and Ukraine. These events adversely impacted the P&C and Specialty combined ratios by 3.5 points and 13.4 points, respectively, for a total impact on the Non-life combined ratio of 6.6 points. This compared to losses for Winter Storm Uri of $104 million during the first quarter of 2021, which had an adverse impact of 12.6 points and 1.6 points on the P&C and Specialty combined ratios, respectively, for a total impact on the Non-life combined ratio of 8.7 points. The conflict between Russia and Ukraine is an ongoing event with minimal loss reporting from cedants at this time. The Company continues to evaluate and quantify the full extent of its impact.
▪The P&C segment reported a combined ratio of 81.3% for the first quarter of 2022, compared to 97.7% for the first quarter of 2021. The improvement in the combined ratio was driven by the decrease in large losses, and to a lesser extent, an improvement in the current accident year loss ratio, which benefited from rate increases. For the first quarter of 2022, the combined ratio also improved from favorable prior years' reserve development of 3.5 points compared to no prior years' reserve development during the first quarter of 2021.
▪The Specialty segment reported a combined ratio of 91.7% for the first quarter of 2022, compared to 94.8% for the first quarter of 2021. The reduction in the combined ratio was driven by improvements in the current accident year attritional loss ratio resulting from strategic reductions in less profitable lines and a lower level of unfavorable prior years' reserve development, which was 1.0 point for the first quarter of 2022 compared to 8.7 points for the same period of 2021. These improvements were partially offset by an increase in large losses.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release
Life and Health:
▪Net premiums written were flat for the first quarter of 2022 compared to the same period of 2021.
▪Allocated underwriting result was a loss of $16 million in the first quarter of 2022, compared to a profit of $20 million in the first quarter of 2021. Losses related to COVID-19 were $9 million for the quarter, an improvement of $3 million compared to same quarter of 2021. Excluding COVID-19, the decrease in allocated underwriting result was primarily driven by losses on the long-term protection business, driven by large claims during the quarter, and impacts on the guaranteed minimum death benefits line of business from less favorable equity market activity in the first quarter of 2022 compared to the same period of 2021.
Investments:
▪Net investment return in the first quarter of 2022 was a loss of $636 million, or (3.1)%, and included net realized and unrealized investment losses of $740 million, partially offset by net investment income of $91 million and interest in earnings of equity method investments of $13 million. This compares to a net investment loss of $19 million, or (0.1)%, for the first quarter of 2021, which included net realized and unrealized investment losses of $136 million, which were partially offset by net investment income of $87 million and interest in earnings of equity method investments of $30 million.
▪Net investment income increased $4 million, or 3.9%, for the first quarter of 2022 compared to the same period of 2021, primarily due to the impact of re-allocations to investment grade corporate bonds, and the benefit of higher reinvestment rates driven by increases in worldwide risk-free rates.
▪Net realized and unrealized investment losses of $740 million (2021: $136 million loss) included:
◦Net realized and unrealized investment losses of $818 million (2021: $339 million loss) on fixed maturities and short-term investments were primarily unrealized and driven by increases in worldwide risk-free rates and, to a lesser extent, the widening of worldwide credit spreads and unrealized losses on real estate sector investments in the Company's Asia high yield portfolio. There were losses directly related to the conflict between Russia and Ukraine that were not significant.
◦Net realized and unrealized investment gains on equities of $122 million (2021: $152 million gain), were primarily driven by mark-to market gains on certain public equity fund's holdings of commodity producers, partially offset by unrealized losses on Asian equity funds.
◦Net realized and unrealized investment losses of $44 million (2021: $50 million gain) on other invested assets was primarily driven by mark-to-market losses on certain private equity funds.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release
▪Interest in earnings of equity method investments of $13 million in the first quarter of 2022 primarily reflects mark-to market gains on certain real estate and private equity funds. This compared to earnings of $30 million for the same period of 2021.
▪As of March 31, 2022, reinvestment rates were 3.9% compared to the Company's fixed income investment portfolio yield of 2.2% for the first quarter of 2022.
Other Income Statement Items:
▪Other expense ratio was 5.1% for the first quarter of 2022. This compared to an other expense ratio of 5.6% for the same period of 2021. During a period of growth in net premiums earned, other expenses slightly decreased, driven by a reduction in consulting and professional fees related to accounting standard implementation projects.
▪Net foreign exchange losses of $35 million for the first quarter of 2022 were partially offset by the increase in the currency translation adjustment of $23 million. The net book value decrease for foreign exchange was the result of the appreciation of the U.S. dollar against the Euro, the unwind of hedges and losses on unhedged currencies. Net foreign exchange losses were $29 million for the first quarter of 2021 and were more than offset by the $49 million increase in the currency translation adjustment, driven by gains on unhedged currencies for which the Company had a net liability exposure and whose currencies weakened against the U.S. dollar.
▪Interest expense of $14 million for the first quarter of 2022 was comparable to the same period of 2021.
▪Preferred dividends of $2 million for the first quarter of 2022 compared to $11 million for the same period of 2021. The decrease is due to the Company fully redeeming its Series G, H and I preferred shares in May 2021. Following the redemption, only Series J preferred shares remain.
▪Income tax benefit of $22 million on pre-tax losses of $559 million in the first quarter of 2022 compared to a benefit of $15 million on pre-tax losses of $70 million for the same period of 2021. These amounts were primarily driven by the geographical distribution of pre-tax profits and losses, with the tax benefit in first quarter of 2022 partially offset by the establishment of a valuation allowance against deferred tax assets for net unrealized investment losses at certain U.S. entities.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release
Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $19.8 billion at March 31, 2022, down 2.8% compared to December 31, 2021. The decrease to March 31, 2022 was primarily driven by unrealized investment losses due to an increase in worldwide risk-free rates and, to a lesser extent, the widening of worldwide credit spreads.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $13.9 billion at March 31, 2022, representing 70% of the total investments and cash and cash equivalents.
▪The average credit rating of the fixed income portfolio was AA- as of March 31, 2022. The expected average duration of the public fixed income portfolio at March 31, 2022 was 4.1 years, while the average duration of the Company’s liabilities was 4.3 years.
▪On December 16, 2021, EXOR Nederland N.V. (Exor) announced that it had signed a definitive agreement with Covéa Coopérations S.A. (Covéa). under which Covéa will acquire PartnerRe Ltd.'s common shares. The agreed cash consideration of $9.0 billion to be paid by Covéa to Exor on the closing of the transaction was based on a consolidated common shareholders’ equity value of $7.0 billion. Based on the Company's common shareholders' equity at December 31, 2021, the agreed cash consideration is adjusted, as per the agreed terms, to include additional proceeds of approximately $328 million (of which $150 million is to be paid by Covéa and the remainder paid by PartnerRe as a special dividend). As a result, the Company declared and paid common dividends to Exor of $178 million during the first quarter of 2022. In comparison, no dividends were declared and paid to common shareholders during the first quarter of 2021.
▪Common shareholder's equity (or book value) of $6.6 billion and tangible book value of $6.1 billion at March 31, 2022 decreased by 9.5% and 10.2%, respectively, compared to December 31, 2021, primarily due to the comprehensive loss for the first quarter of 2022 and dividends on common shares.
▪Total capital was $8.7 billion at March 31, 2022, down 7.5% compared to December 31, 2021, primarily due to the decrease in book value described above and the decrease in the U.S dollar value of the Company's Euro denominated debt, as the U.S dollar strengthened against the Euro during the quarter.
▪Cash provided by operating activities was $383 million for the first quarter of 2022 and was comparable to $369 million for the first quarter of 2021.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2021, total revenues were $7.4 billion. At March 31, 2022, total assets were $28.4 billion, total capital was $8.7 billion and total shareholders’ equity was $6.8 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
On December 16, 2021, EXOR Nederland N.V. (Exor) announced that it had signed a definitive agreement with Covéa Coopérations S.A. (Covéa), under which Covéa will acquire PartnerRe Ltd.'s common shares. Preferred shares issued by PartnerRe Ltd. will not be included in the proposed transaction, and consummation of this transaction is expected in mid-2022 and is subject to customary closing conditions, including antitrust, regulatory and other approvals.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Loss (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2022	March 31, 2021
Revenues
Gross premiums written	$2,831,522	$2,469,067
Net premiums written	$2,325,868	$2,048,307
Increase in unearned premiums	(616,259)	(443,923)
Net premiums earned	1,709,609	1,604,384
Net investment income	90,590	87,222
Net realized and unrealized investment losses	(739,702)	(136,429)
Other income	8,295	6,125
Total revenues	1,068,792	1,561,302
Expenses
Losses and loss expenses	1,148,099	1,215,318
Acquisition costs	354,570	311,290
Other expenses	87,321	89,633
Interest expense	13,754	14,001
Amortization of intangible assets	2,249	2,237
Net foreign exchange losses	35,186	28,916
Total expenses	1,641,179	1,661,395
Loss before taxes and interest in earnings of equity method investments	(572,387)	(100,093)
Income tax benefit	22,381	14,684
Interest in earnings of equity method investments	13,116	30,153
Net loss	(536,890)	(55,256)
Preferred dividends	2,438	10,620
Net loss attributable to common shareholder	$(539,328)	$(65,876)
Comprehensive loss
Net loss	$(536,890)	$(55,256)
Change in currency translation adjustment	22,545	48,690
Change in net unrealized gains or losses on investments, net of tax	—	359
Change in unfunded pension obligation, net of tax	100	1,278
Comprehensive loss	$(514,245)	$(4,929)

(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	March 31, 2022	December 31, 2021
Assets
Investments:
Fixed maturities, at fair value	$13,229,154	$14,071,274
Short-term investments, at fair value	146,778	205,146
Equities, at fair value	1,865,824	1,751,584
Investments in real estate	65,744	67,539
Other invested assets	3,620,750	3,601,245
Total investments	18,928,250	19,696,788
Cash and cash equivalents	862,732	660,897
Accrued investment income	103,686	94,997
Reinsurance balances receivable	3,790,910	3,063,153
Reinsurance recoverable on paid and unpaid losses	1,659,044	1,787,493
Prepaid reinsurance premiums	478,723	216,338
Funds held by reinsured companies	526,744	561,576
Deferred acquisition costs	1,033,810	920,779
Deposit assets	102,641	109,528
Net tax assets	142,864	154,472
Goodwill	456,380	456,380
Intangible assets	96,631	98,818
Other assets	204,192	208,652
Total assets	$28,386,607	$28,029,871
Liabilities
Non-life reserves	$12,082,650	$12,047,792
Life and health reserves	2,724,112	2,638,086
Unearned premiums	3,375,581	2,501,161
Other reinsurance balances payable	840,062	744,735
Debt	1,883,901	1,897,499
Deposit liabilities	4,993	5,077
Net tax liabilities	77,142	90,974
Accounts payable, accrued expenses and other (1)	548,757	560,561
Total liabilities	21,537,198	20,485,885
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive loss	(7,061)	(29,706)
Retained earnings	4,918,536	5,635,758
Total shareholders’ equity	6,849,409	7,543,986
Total liabilities and shareholders’ equity	$28,386,607	$28,029,871

(1) Includes payables for securities purchased of $250 million as at March 31, 2022 compared to $202 million as at December 31, 2021.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2022	March 31, 2021
Net cash provided by operating activities	$383,359	$369,148
Net cash provided by (used in) investing activities	5,248	(945,566)
Net cash (used in) provided by financing activities	(180,331)	182,686
Effect of foreign exchange rate changes on cash	(6,441)	(11,693)
Increase (decrease) in cash and cash equivalents	201,835	(405,425)
Cash and cash equivalents - beginning of period	660,897	2,350,833
Cash and cash equivalents - end of period	$862,732	$1,945,408

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended March 31, 2022
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,824	$581	$2,405	$427	$—	$2,832
Net premiums written	$1,435	$474	$1,909	$417	$—	$2,326
Increase in unearned premiums	(549)	(63)	(612)	(4)	—	(616)
Net premiums earned	$886	$411	$1,297	$413	$—	$1,710
Losses and loss expenses	(468)	(275)	(743)	(405)	—	(1,148)
Acquisition costs	(234)	(93)	(327)	(28)	—	(355)
Technical result	$184	$43	$227	$(20)	$—	$207
Other income	—	—	—	8	—	8
Other expenses	(19)	(9)	(28)	(22)	(37)	(87)
Underwriting result	$165	$34	$199	$(34)	n/a	$128
Net investment income				18	73	91
Allocated underwriting result				$(16)	n/a	n/a
Net realized and unrealized investment losses					(740)	(740)
Interest expense					(14)	(14)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(35)	(35)
Income tax benefit					22	22
Interest in earnings of equity method investments					13	13
Net loss					n/a	$(537)
Loss ratio (1)	52.8%	66.9%	57.3%
Acquisition ratio (2)	26.4	22.6	25.2
Technical ratio (3)	79.2%	89.5%	82.5%
Other expense ratio (4)	2.1	2.2	2.2
Combined ratio (5)	81.3%	91.7%	84.7%

	For the three months ended March 31, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,517	$531	$2,048	$421	$—	$2,469
Net premiums written	$1,153	$480	$1,633	$415	$—	$2,048
Increase in unearned premiums	(381)	(55)	(436)	(8)	—	(444)
Net premiums earned	$772	$425	$1,197	$407	$—	$1,604
Losses and loss expenses	(537)	(321)	(858)	(357)	—	(1,215)
Acquisition costs	(200)	(78)	(278)	(33)	—	(311)
Technical result	$35	$26	$61	$17	$—	$78
Other income	—	—	—	6	—	6
Other expenses	(17)	(4)	(21)	(22)	(47)	(90)
Underwriting result	$18	$22	$40	$1	n/a	$(6)
Net investment income				19	68	87
Allocated underwriting result				$20	n/a	n/a
Net realized and unrealized investment losses					(136)	(136)
Interest expense					(14)	(14)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(29)	(29)
Income tax benefit					15	15
Interest in earnings of equity method investments					30	30
Net loss					n/a	$(55)
Loss ratio (1)	69.6%	75.5%	71.7%
Acquisition ratio (2)	25.9	18.4	23.2
Technical ratio (3)	95.5%	93.9%	94.9%
Other expense ratio (4)	2.2	0.9	1.8
Combined ratio (5)	97.7%	94.8%	96.7%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	March 31, 2022		December 31, 2021
Investments:
Fixed maturities
U.S. government	$929,753	5%	$1,210,113	6%
U.S. government sponsored enterprises	860,821	5	908,659	5
U.S. states, territories and municipalities	65,614	—	108,059	1
Non-U.S. sovereign government, supranational and government related	2,033,601	11	2,181,127	11
Corporate bonds	5,422,926	28	5,441,908	28
Mortgage/asset-backed securities	3,916,439	21	4,221,408	21
Total fixed maturities	13,229,154	70	14,071,274	72
Short-term investments	146,778	1	205,146	1
Equities	1,865,824	10	1,751,584	9
Investments in real estate	65,744	—	67,539	—
Other invested assets (1)	3,620,750	19	3,601,245	18
Total investments	$18,928,250	100%	$19,696,788	100%
Cash and cash equivalents	862,732		660,897
Total investments and cash and cash equivalents	$19,790,982		$20,357,685
Maturity distribution:
One year or less	$925,931	7%	$1,086,283	8%
More than one year through five years	4,470,239	34	4,235,065	29
More than five years through ten years	2,462,186	18	2,971,089	21
More than ten years	1,601,137	12	1,762,575	12
Subtotal	9,459,493	71	10,055,012	70
Mortgage/asset-backed securities	3,916,439	29	4,221,408	30
Total fixed maturities and short-term investments	$13,375,932	100%	$14,276,420	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,851,735	14%	$1,902,640	13%
AA	5,952,544	45	6,751,903	47
A	1,726,074	13	1,750,574	13
BBB	3,487,385	26	3,398,661	24
Below Investment Grade/Unrated	358,194	2	472,642	3
	$13,375,932	100%	$14,276,420	100%
Expected average duration		4.1Yrs		4.0Yrs
Average yield to maturity at market		3.9%		2.7%
Average credit quality		AA-		AA-
(1) Other invested assets at March 31, 2022 and December 31, 2021 include $1.0 billion of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at March 31, 2022 was BB/BB- with the single largest issuer being 2.7% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

March 31, 2022
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial services	$1,512,167	27.9%	7.6%	0.5%
Consumer cyclical	627,657	11.6	3.2	0.3%
Real estate	536,780	9.9	2.7	0.2%
Industrial	504,121	9.3	2.5	0.2%
Utilities	501,412	9.2	2.5	0.4%
Consumer non-cyclical	447,552	8.3	2.3	0.2%
Energy	334,604	6.2	1.7	0.2%
Communications	313,004	5.8	1.6	0.3%
Technology	289,355	5.3	1.5	0.3%
Insurance	226,399	4.2	1.1	0.1%
Basic materials	129,812	2.3	0.7	0.2%
Other	63	—	—	—
Total Corporate bonds	$5,422,926	100.0%	27.4%
Finance sector - Corporate bonds
Banks	$753,126	13.9%	3.8%
Financial services	463,282	8.5	2.3
Investment banking and brokerage	295,759	5.5	1.5
Total finance sector - Corporate bonds	$1,512,167	27.9%	7.6%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$30,492	$286,540	$399,611	$36,483	$753,126
Financial services	—	41,697	223,146	153,886	44,553	463,282
Investment banking and brokerage	—	1,516	33,320	257,016	3,907	295,759
Total finance sector - Corporate bonds	$—	$73,705	$543,006	$810,513	$84,943	$1,512,167
% of total	—%	4.9%	35.9%	53.6%	5.6%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 11.8% of the Company’s total corporate bonds. The single largest issuer accounts for 1.8% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Losses
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2022	March 31, 2021
Fixed maturities	$73,282	$71,479
Short-term investments and cash and cash equivalents	346	805
Equities, investments in real estate, funds held and other	28,845	27,426
Investment expenses	(11,883)	(12,488)
Net investment income	$90,590	$87,222
Net realized investment gains on fixed maturities and short-term investments	$3,234	$4,863
Net realized investment gains on equities	9,729	12,791
Net realized investment gains on other invested assets	4,968	82,580
Net realized investment gains	$17,931	$100,234
Change in net unrealized investment losses on fixed maturities and short-term investments	$(821,321)	$(343,535)
Change in net unrealized investment gains on equities	112,075	139,285
Change in net unrealized investment losses on other invested assets	(48,233)	(32,515)
Net other realized and unrealized investment (losses) gains	(154)	102
Change in net unrealized investment losses	$(757,633)	$(236,663)
Net realized and unrealized investment losses	$(739,702)	$(136,429)

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2022	March 31, 2021
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$12,047,792	$11,395,321
Reinsurance recoverable at beginning of period	(1,532,666)	(782,330)
Net liability at beginning of period	10,515,126	10,612,991
Net incurred losses related to:
Current year	769,685	821,233
Prior years	(27,094)	36,535
	742,591	857,768
Net losses paid	(641,034)	(698,085)
Retroactive reinsurance recoverable	(3,643)	—
Effects of foreign exchange rate changes and other	(53,209)	(106,749)
Net liability at end of period	10,559,831	10,665,925
Reinsurance recoverable at end of period	1,522,819	841,404
Gross liability at end of period	$12,082,650	$11,507,329
Breakdown of gross liability at end of period:
Case reserves	$5,055,850	$4,646,179
Additional case reserves	136,237	152,777
Incurred but not reported reserves	6,890,563	6,708,373
Gross liability at end of period	$12,082,650	$11,507,329
Gross liability at end of period by Non-life segment:
P&C	8,741,965	7,976,148
Specialty	3,340,685	3,531,181
Gross liability at end of period	$12,082,650	$11,507,329
Unrecognized time value of non-life reserves (1)	$623,877	$278,715
(1) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2022	March 31, 2021
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,638,086	$2,704,229
Reinsurance recoverable at beginning of period	(21,000)	(35,662)
Net liability at beginning of period	2,617,086	2,668,567
Net incurred losses	405,508	357,550
Net losses paid	(356,132)	(297,623)
Effects of foreign exchange rate changes and other	2,123	(31,784)
Net liability at end of period	2,668,585	2,696,710
Reinsurance recoverable at end of period	55,527	30,701
Gross liability at end of period	$2,724,112	$2,727,411
Life value in force (1)	$878,200	$451,800
(1) The life value in force (Life VIF) is the value that will emerge from life policies over time that is not recognized in the Company's tangible book value. The Company’s Life VIF is calculated on a going concern basis and is the sum of: (i) present value of future profits which represents the net present value of projected after-tax cash flows net of Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of economic capital; (iii) time value of options and guarantees; and (iv) cost of non-economic excess encumbered capital. The Company made changes to its VIF calculation methodology during 2021. The VIF balance at March 31, 2021 calculated under the updated methodology would have been approximately $673 million.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		March 31, 2022
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$1,242
U.S. Southeast	Hurricane	1,214
U.S. Gulf Coast	Hurricane	1,110
Caribbean	Hurricane	229
Europe	Windstorm	634
Japan	Typhoon	397
California	Earthquake	1,023	$1,403
Australia	Earthquake	401	568
Japan	Earthquake	385	449
New Zealand	Earthquake	297	481
British Columbia	Earthquake	191	373
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G

In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are useful to investors and other stakeholders and help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by other companies outside of the insurance industry. These non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP and investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Income (Loss) available to Common Shareholder (Operating Income (Loss)); Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE): The Company uses Operating income (loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating income (loss) is calculated after preferred dividends and excludes the impact of net realized and unrealized gains and losses on investments, net foreign exchange gains and losses, interest in earnings (losses) of equity method investments, favorable or adverse prior years' reserves development for which we have ceded the risk under an adverse development cover (ADC) and related changes in amortization of the deferred gain, and the cumulative tax effects of these adjustments. The Company calculates Annualized Operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating income (loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. The Company's management believes that Operating income (loss) is useful to stakeholders because it more accurately reflects the underlying fundamentals of the business by removing the variability arising from activity that is largely independent of its business and underwriting processes, such as: fluctuations in the fair value of the Company's investment portfolio; fluctuations in foreign exchange rates; fluctuations of returns on the Company's equity method investments; the impact of retroactive reinsurance agreements where the Company believes adjusting for this development shows the ultimate economic benefit of the ADC; and the impact of non-recurring transactions such as losses on the redemption of preferred shares.
Tangible Book Value: The Company calculates Tangible Book Value using common shareholder's equity less goodwill and intangible assets, net of tax. The Company's management believes Tangible Book Value is useful to stakeholders because it provides a more accurate measure of realizable value of shareholder returns.

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended
	March 31, 2022		March 31, 2021
	$	ROE (1)	$	ROE (1)
Net loss attributable to common shareholder	$(539,328)	(30.8)%	$(65,876)	(3.9)%
Less: adjustments for non-operating items
Net realized and unrealized investment losses	(739,702)	(42.3)	(136,429)	(8.2)
Net foreign exchange losses	(35,186)	(2.0)	(28,916)	(1.7)
Interest in earnings of equity method investments	13,116	0.7	30,153	1.8
Adverse prior years' reserve development subject to ADC	(2,702)	(0.2)	—	—
Tax effects of adjustments	51,204	3.1	27,451	1.7
Operating income	$173,942	9.9%	$41,865	2.5%
(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended
Calculation of average common shareholder's equity	March 31, 2022	March 31, 2021
Beginning of period common shareholder's equity	$7,343,986	$6,689,756
End of period common shareholder's equity	$6,649,409	$6,668,095
Average common shareholder's equity	$6,996,698	$6,678,926

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	March 31, 2022	December 31, 2021
Tangible book value:
Total shareholders' equity	$6,849,409	$7,543,986
Less:
Preferred shares, aggregate liquidation value at $25 per share	200,000	200,000
Common shareholder’s equity or book value	6,649,409	7,343,986
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	87,463	89,702
Tangible book value	$6,105,566	$6,797,904

Capital structure:
Senior notes
Senior notes due 2029	$496,734	$496,620
Senior notes due 2026 (2)	830,190	843,950
Junior subordinated notes
Junior subordinated notes due 2050	494,493	494,445
Capital efficient notes due 2066	62,484	62,484
Total debt	1,883,901	1,897,499
Preferred shares, aggregate liquidation value	200,000	200,000
Common shareholder's equity	6,649,409	7,343,986
Total capital	$8,733,310	$9,441,485
(1) The intangible assets are presented in the table above net of tax of $9 million at March 31, 2022 and December 31, 2021.
(2) The decrease relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.